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SECU 18001039

SEC FILE NUMBER
8- 53649

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVP American Securities

OFFICIAL USE ONLY
118286
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8880 West Sunset Road Suite 332
(No. and Street)

Las Vegas (City) Nevada (State) 89148 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Harman, CPA (702) 735-5030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bolt, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 Larkspur, CA 94939
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange
FEB 15 2018
RECEIVED

SEC 1410 (06-02)

om pms

OATH OR AFFIRMATION

I, Michael Shustek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVP American Securities, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
DEANA BUCKLEY
Appt. No. 07-50281-1
My Appt. Expires June 17, 2019

Signature
Managing member

Deana Buckley
Appt#07-50281
Ex 6-17-19
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission
- ☒ (o) Report on Assertions of Exemption of a Non-Carrying Broker or Dealer required By Rule 17a-5(d)(4) of the Securities and Exchange Commission

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MVP American Securities

Financial Statements

and Supplemental Information Required by Rule 17a-5 under the Securities Act of 1934

For the year ended December 31, 2017

with

Reports of Independent Registered Public Accounting Firm

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

Report of Independent Registered Public Accounting Firm

To the member of MVP American Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MVP American Securities, a limited liability company, (the Company) as of December 31, 2017, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. An audit also includes evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information) has been subjected to audit procedures performed in conjunction

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have been the auditors of MVP American Securities since 2013.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
January 31, 2018

MVP American Securities
Statement of Financial Condition
As of December 31, 2017

ASSETS

Current assets		
Cash	$	253,895
Due from affiliate		12
Prepaid expenses		21,673
Total current assets		275,580
Furniture and equipment, net		-
Total assets	$	275,580

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable	$	57,027
Accrued liabilities		20,201
Total current liabilities		77,228
Total liabilities		77,228
Commitments and contingencies		-
Member's equity		198,352
Total liabilities and member's equity	$	275,580

See accompanying notes.

MVP American Securities
Statement of Income
For the year ended December 31, 2017

Revenues		
Commissions and fees	$	651,286
Expenses		
Employee compensation		300,238
Payroll taxes		26,087
Employee benefits		6,547
Rent		20,405
Insurance		4,042
Professional fees		103,571
Regulatory and filing fees		30,215
Other expense		9,293
Total expenses		500,398
Net income	$	150,888

See accompanying notes.

MVP American Securities
Statement of Member's Equity
For the year ended December 31, 2017

Balance at January 1, 2017	$	142,464
Contributions from member		25,000
Distributions to member		(120,000)
Net income		150,888
Balance at December 31, 2017	$	198,352

See accompanying notes.

MVP American Securities
Statement of Cash Flows
For the year ended December 31, 2017

Cashflows from operating activities		
Net income	$	150,888
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		-
Change in operating assets and liabilities:		
Change in prepaid expenses		3,456
Change in accounts payable		40,158
Change in due to related party		47,194
Change in accrued liabilities		15,201
Net cash provided by operating activities		256,897
Cash flows from financing activities		
Contributions from member		25,000
Distributions to member		(120,000)
Net cash used in financing activities		(95,000)
Net increase in cash		161,897
Cash, beginning of year		91,998
Cash, end of year	$	253,895

See accompanying notes.

MVP American Securities
Notes to Financial Statements
December 31, 2017

Note A – Organization

General

MVP American Securities, LLC (the Company) is a limited liability company formed in March 2009 under the laws of the State of Washington. The Company is registered as broker-dealer with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The Company is wholly owned by MS MVP Holdings.

During the year ended December 31, 2017, the company operated from Las Vegas.

The Company earns commission revenues primarily from the sale of REIT and insurance products.

The Company does not carry or clear customer accounts. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Fiscal year

The Company changed from a fiscal year ending March to a calendar year effective with the year ended December 31, 2013.

Note B –Summary of Significant Accounting Policies

Basis of presentation

The Company maintains its books and prepares its financial statements on the accrual basis of accounting. Revenues, related expenses, commissions receivable and commisions payable are recorded on a trade date basis. Investment advisory fees are recognized over the term of the contract. Consulting fees are recognized as the services are performed. Expenses are recorded when the obligation is incurred.

Cash

Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term instruments with a liquidation provision of three months or less. Receivables from brokers and dealers represent cash deposits held by the Company's clearing firm and are treated as cash equivalents in the Company's balance sheet and statement of cash flows. There were no receivables from brokers and dealers as of December 31, 2017 and all cash in the accompanying statement of financial condition consisted of deposits with a commercial bank.

Revenue recognitions

Revenues from advisory services, commissions, placement, and underwriting fees are recorded when earned. Earned but unpaid revenue is accounted for as accounts receivable or accrued revenue until such time cash payments are received.

MVP American Securities
Notes to Financial Statements
December 31, 2017

Note B –Summary of Significant Accounting Policies (continued)

Allowance for uncollectible accounts receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the amount is considered uncollectible and is written off against the allowance. At December 31, 2017 the Company had no accounts receivable and, accordingly, determined that an allowance for doubtful accounts was not necessary.

Income taxes

The Company has elected to be taxed as a limited company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have a material impact on the Company's liability for unrecognized tax liabilities or benefits. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2014 to 2017 are open for examination by the Internal Revenue Service and years 2013 to 2017 by the California Franchise Tax Board.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainty of future events, economic, environmental and political factors, and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, accounting estimates used in the preparation of the Company's financial statements will change as new events occur, more experience is acquired, as additional information is obtained, and as the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates and refinement of estimation methodologies are reflected in the statements.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization was computed using the straight-line method over the following estimated useful lives:

	Useful Lives
Computers and electronics	5 years
Furniture and equipment	7 years

Normal repairs, maintenance and minor replacements, which do not improve or extend the lives of the respective assets, are charged to expense as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the property and equipment in the year of disposition, and the resulting gain or loss is included in operations.

MVP American Securities
Notes to Financial Statements
December 31, 2017

Note B –Summary of Significant Accounting Policies (continued)

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred.

Estimated fair value of financial instruments

Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Recent accounting pronouncements

There have been no recent accounting pronouncements or changes in accounting pronouncements that impacted the year ended December 31, 2017, or which are expected to impact future periods.

Note C – Transactions with affiliates

The Company shares office space and receives certain office and administrative services provided by its member or affiliates of its member. For the year ended December 31, 2017, the Company reimbursed its member and any affiliates for all significant shared costs.

Note D – Prepaid expenses

Prepaid expenses in the accompaying statement of financial condition as of December 31, 2017 total $21,673 of which the majority is 2018 FINRA fees. This balance will be expensed over the next year.

Note E – Property and Equipment

Property and equipment in the accompanying statement of financial condition at December 31, 2017 consist of equipment, furniture and comuters, all of which are fully depreciated.

Note F – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2017 the Company had a net capital of $176,667, which exceeded its required net capital by $171,518, and the ratio of aggregate indebtedness to net capital was 0.43 to 1.

Note G — Employee Benefit Plan

The Company maintains a 401(k) Plan (the "Plan"), which is a defined contribution plan covering all eligible employees. Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to Internal Revenue Code limitations. The Company provides for an employer matching contribution equal to 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation contributed by each employee, which is funded in cash. All contributions vest immediately.

Total expense recorded for the matching 401(k) contribution for the year ended December 31, 2017 was $3,044.

MVP Ameriu Securities
Notes to Financial Statements
December 31, 2017

Note H – Revenues

Substantially all revenues in the accompanying statement of income for the year ended December 31, 2017 were commissions earned and received from affiliates of the Company.

Note I – Commitments, contingencies and concentrations

At December 31, 2017, and at other times during the year then ended, the Company had deposits with a commercial bank in excess of federal deposit insurance limits.

Note J – Subsequent events

Management evaluated subsequent events through the date of this filing and determined that, other than as follows, no such events have occurred that would require adjustment to or disclosure in the financial statements.

The Company ceased all operations effective February 2018.

Supplement Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

MVP American Securities
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2017

Net Capital		
Total member's equity	$	198,352
Subordinated liabilities		--
Non-allowable assets		(21,685)
Net Capital	$	176,667
Total Aggregate Indebtedness	$	77,228
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	5,149
Minimum dollar net capital requirement of reporting broker	$	5,000
Net capital requirement	$	5,149
Excess net capital	$	171,518
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	168,944
Ratio of aggregate indebtedness to net capital		.43 to 1

MVP American Securities
Reconciliation Pursuant to Rule 17a-5(d)(2)(iii)
December 31, 2017

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2017)

There is no material difference between this net capital computation and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

MVP American Securities
Computation for Determination of Reserve Requirements
Under Rule 15c-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

MVP American Securities
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

To the Member of MVP American Securities,

We have reviewed management's statements, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which MVP American Securities (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(i) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
January 31, 2018

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

January 31, 2018

Wilson Markle Stuckey Hardesty & Bott, LLP
101 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

MVP American Securities (the Company) is a limited broker-dealer, offering investment banking services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the securities exchange act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k.(2) (i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for*, or owe money or securities *to*, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of MVP American Securities".

The nature of the business of the Company qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the recent fiscal year end without exception.

Sincerely,

Michael Shustek
Managing member